EXHIBIT 99.3

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Leading Brands, Inc. (the "Company") on Form 20-F for the period ended February 29, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1.	The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: June 23, 2004

/s/ Ralph McRae

Name: Ralph D. McRae
Title: Chief Executive Officer

Date: June 23, 2004

s/s Donna Higgins

Name: Donna Higgins
Title: Chief Financial Officer